EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except ratios	Six Months ended November,		Year Ended May 31,
	2007	2006	2007	2006	2005	2004	2003
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$68,667	$85,050	$150,491	$(8,814)	$62,255	$59,096	$40,650
Fixed charges	16,120	17,309	32,515	38,929	30,044	31,240	21,058
Amortization of capitalized interest	550	550	1,100	1,100	1,100	1,100	1,100
Less: Interest capitalized	(13,269)	(4,374)	(12,855)	(1,526)	—	—	—

Adjusted earnings	$72,068	$98,535	$171,251	$29,689	$93,399	$91,436	$62,808

Fixed charges
Interest expensed and capitalized	$12,662	$13,861	$25,574	$31,229	$21,824	$21,012	$11,025
Net amortization of debt discount, premium and issuance expense	607	697	1,355	1,452	1,709	3,090	3,802
Interest portion of rent expense	2,851	2,751	5,586	6,248	6,511	7,138	6,231

Total fixed charges	$16,120	$17,309	$32,515	$38,929	$30,044	$31,240	$21,058

Ratio of earnings to fixed charges	4.47	5.69	5.27	.76	3.11	2.93	2.98

Deficiency of earnings to cover fixed charges	$—	$—	$—	$9,240	$—	$—	$—